SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

China Biologic Products Holdings, Inc.
(Name of Issuer)

Ordinary Shares, par value of $0.0001 per share
(Title of Class of Securities)

G21515104
(CUSIP Number)

Richard A. Hornung

Hillhouse Capital Advisors, Ltd.

20 Genesis Close

George Town, Grand Cayman

KY1-1103 Cayman Islands

+ 345-749-8643

With a copy to:

Eleazer N. Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 19, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21515104	SCHEDULE 13D/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Hillhouse Capital Advisors, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,962,076 Ordinary Shares (See Item 5)*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,962,076 Ordinary Shares (See Item 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,962,076 Ordinary Shares (See Item 5)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON IA

* Consists of 2,751,200 Ordinary Shares held by funds managed by Hillhouse Capital Advisors, Ltd. ("HCA") and 210,876 Ordinary Shares held by funds managed by Hillhouse Capital Management, Ltd. ("HCM"). HCA and HCM are under common control and share certain policies, personnel and resources.

CUSIP No. G21515104	SCHEDULE 13D/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Hillhouse Capital Management, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,962,076 Ordinary Shares (See Item 5)*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,962,076 Ordinary Shares (See Item 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,962,076 Ordinary Shares (See Item 5)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON IA

* Consists of 2,751,200 Ordinary Shares held by funds managed by HCA and 210,876 Ordinary Shares held by funds managed by HCM. HCA and HCM are under common control and share certain policies, personnel and resources.

CUSIP No. G21515104	SCHEDULE 13D/A	Page 4 of 9 Pages

This Amendment No. 5 ("Amendment No. 5") amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on September 19, 2019 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D filed with the SEC on January 27, 2020 ("Amendment No. 1"), Amendment No. 2 to the Schedule 13D filed with the SEC on May 8, 2020 ("Amendment No. 2"), Amendment No. 3 to the Schedule 13D filed with the SEC on September 18, 2020 ("Amendment No. 3") and Amendment No. 4 to the Schedule 13D filed with the SEC on October 28, 2020 ("Amendment No. 4", and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and as amended hereby, the "Schedule 13D") with respect to the ordinary shares, par value $0.0001 per share (the "Ordinary Shares") of China Biologic Products Holdings, Inc., a Cayman Islands exempted company (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Original Schedule 13D. This Amendment No. 5 amends Items 3, 4, 5(a)-(b), 6 and 7 as set forth below.

Item 3.	Source and Amounts of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Amendment No. 5 is incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On November 19, 2020, the Issuer publicly announced that it had entered into an agreement and plan of merger, dated as of November 19, 2020 (the "Merger Agreement"), among the Issuer, CBPO Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands ("Parent"), and CBPO Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent ("Merger Sub"). Pursuant to the Merger Agreement, and subject to the terms and conditions thereof, Merger Sub will be merged with and into the Issuer (the "Merger"), with the Issuer continuing as the surviving company and becoming a wholly owned subsidiary of Parent. Under the terms of the Merger Agreement, each Ordinary Share issued and outstanding immediately prior to the effective time of the Merger will be cancelled and converted into the right to receive $120.00 per Ordinary Share in cash without interest and net of any applicable withholding taxes, except for (a) Ordinary Shares owned by the Issuer or any of its subsidiaries, which will be cancelled without payment of any consideration therefor, (b) Ordinary Shares owned by Parent or any of its subsidiaries, including, for the avoidance of doubt, the Ordinary Shares contributed by the Rollover Securityholders (as defined below) to Parent pursuant to the terms and conditions of the Support Agreement (as defined below), which at Parent's discretion, with notice by Parent to the Issuer no later than the Effective Time (as defined in the Merger Agreement), will be (i) cancelled without payment of any consideration therefor or (ii) converted into the same number of shares of the surviving company, and (c) Ordinary Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Law of the Cayman Islands, which will be cancelled and will entitle the former holders thereof to receive the fair value thereon determined in accordance with the provisions of Section 238 of the Companies Law of the Cayman Islands.

CUSIP No. G21515104	SCHEDULE 13D/A	Page 5 of 9 Pages

Following the consummation of the Merger, the Issuer will become a wholly owned subsidiary of Parent. In addition, if the Merger is consummated, the Ordinary Shares will no longer be listed on the NASDAQ Global Select Market, the Issuer's obligations to file periodic reports under the Exchange Act will be terminated, and the Issuer will be privately held by the members of the Buyer Consortium.

The Buyer Consortium anticipates that approximately $1.56 billion is expected to be expended to complete the Merger. This amount includes (a) the estimated funds required by Parent to (i) purchase the outstanding Ordinary Shares not owned by members of the Buyer Consortium and their respective affiliates at a purchase price of $120.00 per Ordinary Share, and (ii) settle outstanding options, restricted share awards and restricted share unit awards of the Issuer in accordance with the terms of the Merger Agreement, and (b) the estimated transaction costs associated with the transactions contemplated by the Merger Agreement, including the Merger (the "Transactions").

The Transactions will be funded through a combination of (a) the proceeds from a committed senior term loan facility contemplated by a debt commitment letter dated November 13, 2020 (the "Debt Commitment Letter") by and among Merger Sub and Ping An Bank Co., Ltd., Shanghai Branch (平安银行股份有限公司上海分行) and Shanghai Pudong Development Bank Co., Ltd., Shanghai Branch (上海浦东发展银行股份有限公司上海分行) (the "Arrangers" and "Underwriters"), (b) cash in the Issuer and its subsidiaries, (c) rollover securities of the Issuer from the Rollover Securityholders, which will be contributed to Parent and will be (i) cancelled without payment of any consideration therefor or (ii) converted into the same number of shares of the surviving company, at Parent's discretion, with notice by Parent to the Issuer no later than the Effective Time, and (d) if any of the transactions contemplated by the applicable Additional PWM SPAs or the Additional Parfield SPA fails to consummate prior to the closing of the Merger, cash contributions contemplated by the applicable equity commitment letters, each dated as of November 19, 2020 (collectively, the "Equity Commitment Letters"), by and between Parent and each of Biomedical Treasure, Biomedical Future and 2019B Cayman Limited ("2019B Cayman"), and/or their respective affiliates.

Under the terms and subject to the conditions of the Debt Commitment Letter, the Arrangers and Underwriters have committed to arrange and underwrite a senior term loan facility of $1,100,000,000 to Merger Sub to consummate the Merger.

Concurrently with the execution of the Merger Agreement, Beachhead, Double Double, Point Forward, Parfield, 2019B Cayman, HH Sum, HH China Bio Holdings, V-Sciences Investments Pte Ltd ("V-Sciences", which was previously defined in the Schedule 13D as "Temasek"), Mr. Chow, Biomedical Treasure, Biomedical Future, Biomedical Development, Guangli Pang, Ming Yang, Gang Yang, Ming Yin and Bingbing Sun (each, a "Rollover Securityholder"), TB MGMT Holding Company Limited ("TB MGMT"), TB Executives Unity Holding Limited ("TB Executives") and TB Innovation Holding Limited ("TB Innovation") entered into a voting and support agreement dated as of November 19, 2020 (the "Support Agreement") with Parent, pursuant to which each Rollover Securityholder agreed with Parent, among other things, (a) subject to the terms and conditions of the Support Agreement, to vote its equity securities of the Issuer, together with any Ordinary Shares (whether or not subject to a restricted share award of the Issuer) acquired (whether beneficially or of record) by such Rollover Securityholder after the date hereof and prior to the earlier of the Effective Time and the termination of such Rollover Securityholder's obligations under the Support Agreement, in favor of the approval of the Merger Agreement, the Merger and the other transactions contemplated hereby, and to take certain other actions in furtherance of the transactions contemplated by the Merger Agreement; and (b) subject to the terms and conditions of the Support Agreement, to contribute to Parent immediately prior to or at the Effective Time the rollover securities of the Issuer beneficially owned by such Rollover Securityholder.

CUSIP No. G21515104	SCHEDULE 13D/A	Page 6 of 9 Pages

Concurrently with the execution of the Merger Agreement, 2019B Cayman, TB MGMT, TB Executives, TB Innovation and each existing member of the Buyer Consortium entered into an amended and restated consortium agreement (the "A&R Consortium Agreement") with Parent and Merger Sub, pursuant to which, among other things, (a) the parties thereto agreed to certain terms and conditions that will govern the actions of Parent and Merger Sub and the relationship among the members of the Buyer Consortium with respect to the Transactions, (b) each of TB MGMT, TB Executives and TB Innovation agreed to join the Buyer Consortium, (c) the parties thereto agreed that effective from the date of the A&R Consortium Agreement, all rights and obligations of CITIC Capital under the Consortium Agreement are assigned, novated and transferred to 2019B Cayman, and (c) in anticipation of consummation of the transactions contemplated by the Additional PWM SPAs, the parties thereto agreed to terminate certain provisions of the Consortium Agreement with respect to PWM in accordance with the terms of the A&R Consortium Agreement and PWM agreed to comply with its obligations under certain provisions of the A&R Consortium Agreement and the PWM Voting Undertaking (as defined below).

Concurrently with the execution of the Merger Agreement, each of Centurium, Parfield, 2019B Cayman, HH Sum, V-Sciences, Biomedical Treasure, Biomedical Future, Biomedical Development and/or its affiliate(s) executed and delivered a limited guarantee (collectively, the "Limited Guarantees") in favor of the Issuer with respect to a portion of the payment obligations of Parent under the Merger Agreement for the termination fee that may become payable to the Issuer by Parent under certain circumstances and certain costs and expenses, as set forth in the Merger Agreement.

Concurrently with the execution of the Merger Agreement, PWM entered into a voting undertaking (the "PWM Voting Undertaking"), pursuant to which PWM agreed, among other things, subject to the terms and conditions of the PWM Voting Undertaking, to vote the equity securities of the Issuer beneficially owned by it in favor of the approval of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

In connection with the entry into the Merger Agreement, the Support Agreement, the Equity Commitment Letters, the Limited Guarantees, the A&R Consortium Agreement, the PWM Voting Undertaking and the Debt Commitment Letter (collectively, the "Merger Documents"), the Board has granted to the Initial Consortium Members and other applicable parties a waiver from complying with certain restrictions as agreed under (i) that certain investor rights agreement, dated as of January 1, 2018, by and between PWM and the Issuer, and (ii) (A) those certain confidentiality agreements, dated as of October 20, 2019, entered into by and between each of Beachhead, PWM, Parfield, CITIC Capital, HH Sum and V-Sciences, respectively, and the Issuer and (B) that certain confidentiality agreement, dated as of October 14, 2020, by and between Mr. Chow and the Issuer. The Board has also determined, among other things, that the parties to the waiver and their respective affiliates will not be deemed to be an "Acquiring Person" under the Issuer's currently effective preferred shares rights agreement, nor shall any provision under such preferred shares rights agreement be otherwise triggered for the entry into, or the performance of any obligations (including entering into the agreements and consummating the transactions contemplated or referenced to) under, the Merger Documents.

CUSIP No. G21515104	SCHEDULE 13D/A	Page 7 of 9 Pages

References to the Merger Agreement, the Support Agreement, the Limited Guarantee issued and delivered by Hillhouse Capital Investments Fund IV, L.P. (an affiliate of HH Sum), the A&R Consortium Agreement and the Debt Commitment Letter are qualified in their entirety by reference to the Merger Agreement, the Support Agreement, the Limited Guarantee issued and delivered by Hillhouse Capital Investments Fund IV, L.P., the A&R Consortium Agreement and the Debt Commitment Letter, copies of which are attached hereto as Exhibits 11, 12, 13, 14 and 15 incorporated herein by reference in their entirety.

Item 5.	Interest in Securities of the Issuer

Items 5(a) – (b) of the Schedule 13D are hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Ordinary Shares and percentages of the Ordinary Shares beneficially owned by each Reporting Person. The percentages used in this Schedule 13D are calculated based upon an aggregate of 38,788,096 Ordinary Shares outstanding as of November 19, 2020 as provided by the Issuer.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Ordinary Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

Because of the arrangements in the A&R Consortium Agreement, the parties to that agreement are deemed to have formed a "group" for purposes of Section 13(d)(3) of the Act, and such "group" is deemed to beneficially own an aggregate of 26,528,890 Ordinary Shares, which represents approximately 68.3% of the total number of Ordinary Shares issued and outstanding as of November 19, 2020. Neither the filing of this Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Ordinary Shares beneficially owned by the other members of the Buyer Consortium and their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Amendment No. 5 is incorporated by reference into this Item 6.

CUSIP No. G21515104	SCHEDULE 13D/A	Page 8 of 9 Pages

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 11:	Merger Agreement (incorporated herein by reference to the Merger Agreement filed as Exhibit 1 to the Amendment No. 15 to the Schedule 13D filed by Centurium and the other Reporting Persons named therein on November 20, 2020 (the "Centurium 13D Amendment No. 15")).

Exhibit 12:	Support Agreement (incorporated herein by reference to the Support Agreement filed as Exhibit 2 to the Centurium 13D Amendment No. 15).

Exhibit 13:	A&R Consortium Agreement (incorporated herein by reference to the A&R Consortium Agreement filed as Exhibit 3 to the Centurium 13D Amendment No. 15).

Exhibit 14:	Limited Guarantee, dated November 19, 2020, issued and delivered by Hillhouse Capital Investments Fund IV, L.P.

Exhibit 15:	Debt Commitment Letter (incorporated herein by reference to the Debt Commitment Letter filed as Exhibit 5 to the Centurium 13D Amendment No. 15).

CUSIP No. G21515104	SCHEDULE 13D/A	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: November 23, 2020

HillHOUSE CAPital Advisors, LTD.

/s/ Richard A. Hornung
Name:	Richard A. Hornung
Title:	General Counsel and Chief Compliance Officer

HILLHOUSE CAPITAL MANAGEMENT, LTD.

/s/ Richard A. Hornung
Name:	Richard A. Hornung
Title:	General Counsel and Chief Compliance Officer